Exhibit 99.1

China Mobile Games and Entertainment Group Limited strongly rejects recent allegations

HONG KONG, June 26, 2014 (GLOBE NEWSWIRE) — As announced on 20 June, 2014 by China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), the largest publisher and a leading developer of mobile games in China, there was an implementation of organizational restructuring and personnel changes in its game publishing business, one of the three business segments of the Company. The purpose of the restructuring is to streamline the Company’s operations to better position it for profitable long-term growth.

Our CEO Mr Xiao Jian believes that Mr Ying Shuling and the other 8 executives job reassignments would be better utilized in other capacities. To the best of the Company’s knowledge, the Company is currently unaware of any evidence of bribery. Nevertheless, in order to provide the highest level of transparency to its shareholders, the independent committee has been formed to look into and address the market speculations circulating in the market. An external law firm will be appointed to assist the independent committee. The Company will announce further update on the results of its independent committee’s investigation.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The offices are in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai and Hong Kong. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website athttp://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: CMGE’s growth strategies as well as business plans; its future development, results of operations and financial condition; its ability to continue to develop new and attractive products and services; its ability to continue to develop new technologies or upgrade its existing technologies; its ability to attract and retain users and customers and further enhance its brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; and competition in the mobile game industry. Further information regarding these and other risks is included in CMGE’s annual report on Form 20-F for the year ended December 31, 2013 and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

CONTACT:     For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com